J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5%

OVERVIEW

The J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5% (the "Index") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the First Trust Dorsey Wright Focus 5 ETF, the J.P. Morgan Dynamic Treasury Futures Index (USD) and a Cash Constituent. The Index seeks to maintain a Target Volatility of 8.5% by adjusting the exposure to the notional portfolio on a daily basis based on a short-term and a long-term measure of historic volatility and correlation between the constituents. The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

Index Features

- The Index has three constituents (see the next page for more information):
1. The First Trust Dorsey Wright Focus 5 ETF (the "Equity Constituent") – Bloomberg Ticker FV UP <equity>.
2. The J.P. Morgan Dynamic Treasury Futures Index (the "Bond Constituent") – Bloomberg Ticker JFBUDTIU <index>.
3. The Cash Constituent bearing interest at a blended rate determined based on the composite 3-month and 2-month LIBOR rates.
- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite LIBOR rate.
- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituent (together, the "Target Constituents") with a historic short term volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.
- If there are two such portfolios the Index will select the porfolio with the greater allocation to the more volatile Target Constituent
- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the realized volatility closest to the Target Volatility and highest Equity allocation, deleveraging (if appropriate) into the Cash Constituent to achieve a realized volatility less than or equal to the Target Volatility
- Published on Bloomberg under the ticker JPUSBLFV <index>.

Hypothetical historical performance comparison: November 23, 2009 through August 31, 2015



See "Notes" on following page

Hypothetical historical returns and volatilities November 23, 2009 through August 31, 2015

	J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5%	S&P 500 Total Return Index (Excess Return)	Barclays US Aggregate Bond Index (Excess Return)
Annualized Return (Excess)	9.51%	12.68%	3.57%
Volatility	8.41%	15.81%	3.34%
Sharpe Ratio	1.13	0.80	1.07

See "Notes" on following page

Hypothetical historical allocations of the Index (November 23, 2009 – August 31, 2015)



■ Equity Constituent Weight ■ Bond Constituent Weight ■ Cash Constituent Weight

See "Notes" on following page

Hypothetical Annual Returns of the Index (2011 - 2015)

2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
JPUSBLFV Index	0.80%	1.49%	0.62%	2.74%	-0.80%	-1.84%	-1.35%	-3.48%	-2.57%	2.79%	-0.49%	1.17%	-1.15%
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSBLFV Index	1.81%	0.83%	1.51%	0.41%	-3.54%	1.39%	-0.26%	1.82%	1.24%	-1.58%	1.87%	0.88%	6.39%
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSBLFV Index	5.04%	1.04%	3.57%	1.66%	0.34%	-1.48%	3.77%	-1.94%	3.61%	0.79%	2.20%	0.88%	21.02%
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**YTD**
JPUSBLFV Index	0.76%	3.31%	-2.65%	-1.51%	2.45%	1.96%	-1.55%	4.83%	-1.41%	2.15%	2.42%	-0.23%	10.73%
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**YTD**
JPUSBLFV Index	1.62%	3.40%	0.99%	-2.05%	2.77%	-0.22%	1.87%	-5.59%					2.51%

See "Notes" on following page

The First Trust Dorsey Wright Focus 5 ETF

- The First Trust Dorsey Wright Focus 5 ETF seeks investment results that correspond generally to the price and yield (before fees and expenses) of the Dorsey Wright Focus Five Index
- The Dorsey Wright Focus 5 Index is designed to provide targeted exposure to five First Trust Advisors L.P. ("First Trust") sector-based ETFs from a selection universe that are expected to offer the greatest potential to outperform the other First Trust sector-based ETFs as of the rebalancing date based on Dorsey Wright & Associates' proprietary "Relative Strength" methodology
- Relative Strength" is a momentum technique that measures the price performance of a security versus a market average, another security or a universe of securities. Relative Strength is a way of recording historic performance patterns, and Dorsey Wright & Associates uses Relative Strength signals as a trend indicator seeking to find those components with a higher likelihood for positive future returns.
- Dorsey Wright and Associates may change the selection universe of First Trust sector-based ETFs in its sole discretion.

The J.P. Morgan Dynamic Treasury Futures Index (USD)

The J.P. Morgan Dynamic Treasury Index (USD) is designed to track the returns of a long position in a weekly rebalanced synthetic portfolio of four J.P. Morgan Treasury futures tracker indices, the "Futures Trackers", each of which tracks certain futures contracts on the U.S. Treasury securities with a maturity ranging from 2-year, 5-year, 10-year to 20-year.

- The allocation of index weight to each Futures Tracker is determined based on (i) the ratio of the aggregate principal amount of the outstanding relevant treasury securities of the relevant Futures Tracker and the aggregate principal amount of the outstanding relevant treasury securities of all Futures Trackers and (ii) the relevant Futures Tracker's realized volatility compared with the realized volatility of the J.P. Morgan Global Government Bond Index – US Bonds Only in USD (The Reference Index)
- The index is designed to track the total-return performance of the Futures Trackers, which are selected from all outstanding U.S. Treasury securities based on certain broad selection criteria, and therefore, the Reference Index is designed to be a benchmark for the U.S. Treasury securities market.

Cash Constituent

The Cash Constituent of the Index is intended to track a notional 3-month time deposit in U.S. dollars. It earns interest daily at a blended rate, which is a composite rate of interest determined based on the 3-month and 2-month LIBOR rates. Any allocation to the Cash Constituent at any given time represents the portion of the Index that is uninvested at that time.

Notes

- Source: J.P. Morgan & Bloomberg. As of 8/31/2015. The Index is launched as of October 31, 2014. Therefore, the performance depicted prior to this date is hypothetical performance based on back-tested data. PAST PERFORMANCE AND BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. No guarantee can be given that the Index will outperform the S&P 500® Total Return Index or the Barclays US Aggregate Bond Index in the future. The "S&P500 Index (Excess Return)" and "Barclays US Aggregate Bond Index (Excess Return)" represent hypothetical indices constructed from the total returns of the S&P 500 Index and Barclays US Aggregate Bond Index, respectively, with the returns of the Cash Constituent deducted.
- For purposes of the graph on the previous page, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).
- The data for the hypothetical back-tested performance of the Index set forth on the previous page are purely theoretical and do not represent the actual historical performance of the Index. For time periods prior to the launch or inception of the Target Constituents, the hypothetical back-tested performance set forth in the following graph was calculated using (i) with respect to the Equity Constituent, alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than the performance information for the Equity Constituent, and (ii) with respect to the Bond Constituent, hypothetical back-tested performance information of the Bond Constituent, calculated on materially the same basis as the performance of the Bond Constituent is now calculated, neither of which represents the actual historical performance of the relevant Target Constituent during the relevant period.
- Volatility: the annualized standard deviation of the relevant index's arithmetic daily returns as of November 23, 2009. Volatility levels are calculated from the hypothetical and historical returns, as applicable to the relevant measurement period, of the J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5%, S&P 500 Index (Excess Return), and the Barclays Aggregate Bond Index (Excess Return).
- Sharpe Ratio: a measure of risk-adjusted performance, and is computed as the annualized hypothetical and historical return since November 23, 2009 divided by the annualized volatility since November 23, 2009.

Selected Risks

- JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.
- The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility.
- The level of the Index will include the deduction of a fee and a borrowing cost.
- The daily adjustment of the exposures of the Index to its Target Constituents will vary, and may be partially uninvested in its Target Constituents
- By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.
- The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent.
- The Index ma have significant exposure to its Cash Constituent, which portion is uninvested.
- The returns of the Target Constituents may offset each other or may become correlated in decline.
- The Index comprises notional assets and liabilities.
- The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents.
- The First Trust Dorsey Wright Focus 5 ETF is subject to the risk relating to its selection methodology.
- The J.P. Morgan Dynamic Treasury Index (USD) is subject to the risk relating to its selection methodology.
- The returns of the Target Constituents may offset each other or may become correlated in decline.
- Because it references the Bond Constituent, the Index is subject to significant risks associated with fixed-income securities, including interest rate related risks and credit risk.
- Because it references the Bond Constituent, the Index is subject to the negative impact of an interest deduction.

Disclaimer